November 5, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Lisa Etheredge
Robert Littlepage
Alexandra Barone
Jeffrey Kauten

Re:	Expensify, Inc.
Registration Statement on Form S-1 (File No. 333-260297)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between November 1, 2021 and the date hereof, approximately 900 copies of the Preliminary Prospectus, dated November 1, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, November 9, 2021 or as soon thereafter as practicable.
[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
BOFA SECURITIES, INC.
As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Alex Smigelski
Name:	Alex Smigelski
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Herb Yeh
Name:	Herb Yeh
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory
[Signature Page to Acceleration Request Letter]